EXHIBIT 1

March 3, 2025

Board of Directors

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

Ladies and Gentleman:

As you know, I am the co-founder and largest stockholder of B. Riley Financial, Inc (the “Company”) owning approximately 23% of the Company’s outstanding common stock.

On August 15, 2024, I submitted a letter announcing my intention to explore a “going private” transaction that would result in my acquisition of potentially all of the outstanding shares of common stock of the Company that I do not presently own.

Since that time, we have completed a tremendous amount of work and effort to help the Company succeed. We have also entered into agreements with new partners which I am very excited about. I have also recognized that we will have additional options available to us to manage our balance sheet, particularly our baby bonds that would not be available to us as a private company. Based on all of this, I now believe staying public is in the best interest of all constituents. Therefore, I have determined to suspend my pursuit of the proposed “going private” transaction to focus on continuing to work together to help the Company succeed.

Due to my obligations under the securities laws, I intend to file a 13D amendment, including a copy of this letter with the Securities and Exchange Commission.

Sincerely,

Bryant Riley